 Exhibit 99.1

DHX MEDIA REPORTS Q3 RESULTS FOR FISCAL 2017

Delivered 52 half-hours of proprietary content; total distribution revenue grew 11%

reflecting robust demand for kids’ content across all media platforms.

Analyst conference call today to discuss results at 8:00 a.m. ET.

Halifax, NS, May 10, 2017 – DHX Media Ltd. (or the “Company”) (TSX: DHX.A, DHX.B; NASDAQ: DHXM), the world’s leading independent, pure-play children’s content company, reports its third quarter results for Fiscal 2017, ended March 31, 2017.

“We’re pleased to continue to deliver on our strategic priorities in Q3 2017. We continued to be a ‘one-stop’ supplier of kids’ content for leading streaming and broadcast customers seeking original productions as well as library titles, as evidenced by broadcast deals around the globe, including Netflix, for the new series, Fangbone!,” said Dana Landry, CEO of DHX Media. “Our ability, through WildBrain, to build online audiences for both our proprietary and third-party brands continued to deliver immediate and exceptional returns. With the new Mega Man series in development, we further advanced our strategy to reboot classic kids’ brands that have potential to realize revenue through multiple streams.”

Mr. Landry added, “DHX Media has been built to drive global growth in children’s brands through production, distribution and consumer products. Today’s exciting announcement to acquire Peanuts and Strawberry Shortcake not only plays perfectly to these strengths, but gives us meaningful scale in consumer products to accelerate the growth of our business in both the near- and longer term.”

Financial Highlights (in millions of Cdn$)	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Revenue	$78.3	$84.1	$211.1	$229.5
Gross Margin	$42.2	$50.5	$115.4	$129.4
Gross Margin (%)	54%	60%	55%	56%
Adjusted EBITDA[1]	$24.9	$32.7	$63.7	$78.9
Net Income	$7.6	$10.2	$14.7	$29.4

1As a direct result of the adoption of the amendment to IAS 38 in Q1 2017, the Company’s definitions of Gross Margin and Adjusted EBITDA have been adjusted on a prospective basis. Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, and adjustments for other identified charges. (The definitions of and changes to the definitions of Gross Margin and Adjusted EBITDA are included in the “Use of Non-GAAP Financial Measures” section of the Company’s Q3 2017 Management Discussion and Analysis).

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400

Highlights included:

•	Q3 2017 revenue of $78.3 million was at the upper end of Management’s quarterly targets. Adjusted EBITDA of $24.9 million was within Management’s expectation for Q3 2017 while net income was $7.6 million.

•	At quarter-end, we continued to advance our production pipeline with $23.3 million invested in proprietary projects in progress, reflecting a robust environment for kids’ content. The majority of these new episodes are expected to be delivered during Q4 2017 and Fiscal 2018.

•	We continued to see strong demand for our kids’ content across all media platforms, and increasingly in the fast-growing ad-based video-on-demand (AVOD) market. This was evident in a 112% rise in WildBrain revenue to $8.4 million over Q3 2016 as we continued to leverage our proprietary library and benefit from a growing contribution from third-party content with momentum continuing to build.

•	DHX Media continued to deliver on its strategic priorities of: (i) expanding its content library; (ii) distributing its shows worldwide; and (iii) developing global brands with strong consumer product potential.

o	In Q3 2017, the delivery of 52 proprietary half-hours reflected continued strong proprietary production for a total of 140 proprietary half-hours added to the library in Fiscal 2017 YTD.

o	We continued to benefit from increasing demand for original kids’ content among leading linear broadcasters and streaming platforms (SVOD) worldwide as they compete for customers. To this end, Cartoon Network picked up our new Mega Man series exclusively for its U.S. viewers, which goes into production this summer. Demand for original programming has also resulted in meaningful service projects including the new animated Carmen Sandiego series ordered by Netflix.

o	Mega Man also marks the advancement of our strategy of collaborating with leading industry peers such as Dentsu Entertainment and Man of Action to refresh evergreen properties for today’s kids, driving potential growth from multiple revenue streams and setting up for potential longer term consumer product opportunities.

o	During the quarter, production of two projects, Bob the Builder and Little People, pursuant with our strategic pact with Mattel, began to accelerate. These initiatives carry significant distribution and consumer products rights, which we expect to benefit from for multiple years.

o	Our library titles continued to be picked up around the world including nine new exclusive distribution licenses for Fangbone! by broadcasters in the U.K., Europe and Australia plus a SVOD deal with Netflix.

o	Our WildBrain network continued to build increasing online audiences for both our brands and third-party partners. Monthly watch times – a key growth metric for attracting premium advertising rates on YouTube – have grown from four billion minutes in December 2016 to 5.5 billion in March 2017. This has resulted in watch times growing to 46 billion minutes in the trailing 12 months to March 31, 2017, versus 32 billion in Fiscal 2016. American Greetings Entertainment was one of the latest deals, making WildBrain the exclusive global manager for its Madballs™ YouTube channel, and underscoring our strategy to collaborate with third-party brand owners to accelerate growth in our network.

o   Teletubbies continued to build steady momentum with five more broadcasters signing on including Germany’s top children’s channel, KiKA. Kids now enjoy the new series in over 24 territories around the world, which continue to set the stage for the roll out of additional consumer products. The toy program has launched in the U.S. with more products and categories expected out in the coming months. In the U.K., Teletubbies continued to be a top three performer for master toy licensee, Character Option, with the launch of a broader product range expected in 2017 including a new collection of Tiddlytubbies toys, baby versions of the Teletubbies.

o	DHX Media’s global licensing agency, CPLG, was appointed by Spin Master to be the European agent to represent one of their most important brands, Hatchimals. This speaks to their confidence in our ability to extend a global toy brand in the key European and U.K. markets.

•	Subsequent to quarter-end, DHX Media announced today a definitive agreement to acquire the Peanuts and Strawberry Shortcake brands. This transaction would enhance our global brand portfolio, significantly increase the scale of our consumer products business and provide resilient cash flow generation, which will create immediate and long-term value for shareholders. The acquisition is expected to be immediately accretive to cash earnings per share and free cash flow. (Refer to separate press release dated today).

Dividend Declaration

Today, the Company declared a dividend for the quarter of $0.019 on each common voting share and variable voting share outstanding to the shareholders of record at the close of business on May 26, 2017 to be paid on June 20, 2017.

Outlook

Management is pleased to provide an update to its Outlook for Fiscal 2017, and reaffirm its overall annual revenue targets. Details of management’s expectations for revenues, gross margins and operating expenses for Fiscal 2017 can be found in the Outlook section of the Company’s Q3 2017 MD&A, available at www.dhxmedia.com, on www.sedar.com or http://www.sec.gov/edgar.

Analyst and Investor Webcast and Conference Call

DHX Media management will hold a live webcast and presentation with slides for analysts and investors on May 10, 2017 at 8:00 a.m. ET, at the following address:

http://edge.media-server.com/m/p/acr4iphd

To listen by phone, please call (844) 492-6042 toll-free, or (478) 219-0838 internationally and reference conference ID 20841478. The presentation for the call will also be posted to the Investor Relations section of our website, at: http://www.dhxmedia.com/investors/.

Please allow 10 minutes to be connected to the conference call. Instant replay will be available after the call on (855) 859-2056 toll free, or (404) 537-3406, under passcode 20841478, from May 10, 2017, 11 a.m. ET to May 17, 2017, 11 a.m. ET.

Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2016
($000, except per share data)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	78,347	84,095
Direct production costs and expense of film and television produced	(36,153)	(33,388)
Expense of book value of acquired libraries	-	(195)
Gross margin	42,194	50,512
Selling, general, and administrative	(18,820)	(19,304)
Write-down of certain investment in film and television programs	(1,081)	(450)
Amortization, finance and other expenses, net	(11,829)	(19,783)
Recovery of (provision for) income taxes	(2,913)	(756)
Net income	7,551	10,219

Cumulative translation adjustment	(6,401)	(3,323)
Comprehensive income	1,150	6,896
Basic earnings per common share	0.06	0.08
Diluted earnings per common share	0.06	0.08
Weighted average common shares outstanding (expressed in thousands)
Basic	134,162	125,218
Diluted for net income and normalized net income	134,973	126,218

Adjusted net income[1]	8,597	11,384
Basic adjusted earnings per common share[1]	0.06	0.09
Diluted adjusted earnings per common share[1]	0.06	0.09

 1See “Use of Non-GAAP Financial Measures” section of the Company’s MD&A for further details.

Q3 2017 Results

Revenues

Revenues for Q3 2017 were $78.35 million, down 7% from $84.10 million for Q3 2016 but slightly ahead of expectations. In absolute dollars, the decrease in Q3 2017 was due largely to expected declines, in line with quarterly targets, in DHX Television, consumer products-represented revenues, consumer-products owned, proprietary production and producer and service fees, offset by increases in distribution. Comparatively, Q3 2017 and Q3 2016 include the same assets in terms of prior acquisitions; accordingly, all revenue fluctuations in comparing Q3 2017 to Q3 2016 are organic. A detailed review of each source of revenue is included below.

Proprietary content revenues: The Company's proprietary content revenue for Q3 2017 was down 8% to $43.19 million from $46.91 million for Q3 2016. Management is seeing continued long-term growth prospects from its strategic priority of investing in content.

Proprietary production revenues: Proprietary production revenues for Q3 2017 were $9.68 million, a decrease of 20% compared to $12.11 million for Q3 2016. For Q3 2017, the Company added 52.0 proprietary half-hours to the library down 17% versus 63.0 proprietary half-hours for Q3 2016. For Q3 2017, the Company added 18.0 half-hours of third party produced titles with distribution rights (Q3 2016 - 74.0 half-hours), a decline of 76%. Third party produced titles with distribution rights are an example of the operational synergies associated with owning DHX Television. Proprietary production revenue was at the mid-point of Management's previously reported quarterly expectations.

Distribution and WildBrain revenues: Management is pleased to report strong total distribution revenues of $26.45 million, up 11% from $23.93 million for Q3 2016, driven by very strong growth in WildBrain. At $18.04 million for Q3 2017, distribution revenues excluding WildBrain were down 10% from $19.96 million for Q3 2016, but above the high-end of Management's previously reported quarterly expectations, as the Company experienced consistent demand for content from competing SVOD and other players. For Q3 2017, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with AB Svensk Filmindustri, iQiyi, Netflix, Stan Entertainment, SpiritClips LLC, Viacom, Virgin Media Ltd. Management is very pleased to report that revenues from WildBrain were $8.41 million for Q3 2017, reflecting 112% growth versus Q3 2016 revenues of $3.97 million, and well above the mid-point of Management's previously reported quarterly expectations.

Consumer products-owned revenues (formerly M&L-owned) (including music and royalties): For Q3 2017, the consumer products-owned revenues were $6.92 million, down 34% as compared to $10.43 million for Q3 2016. There is no live tour revenue included in either Q3 2017 or Q3 2016. The Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. Management expects consumer products-owned revenues from Teletubbies to continue to ramp up in Q4 2017 and into Fiscal 2018 as Teletubbies toys are rolled out in the US and other markets. Consumer products-owned revenues were better than expected, above the high-end of Management's previously reported quarterly expectations.

Producer and service fee revenues: For Q3 2017, the Company earned $16.64 million of producer and service fee revenues, an increase of 18% versus the $14.05 million from Q3 2016, and above the high-end of Management's previously reported quarterly expectations as progress on a number of key service projects began to accelerate as Management green lit more aggressively the Mattel partnership properties. This trade off resulted in higher quarterly revenues but at a different gross margin mix. See Gross Margin analysis below.

New media revenues: For Q3 2017, new media revenues were down $0.30 million or 69% to $0.14 million (Q3 2016-$0.44 million) based primarily on apps and games, and below the low-end of Management's previously reported quarterly expectations.

Television revenues: For Q3 2017, DHX Television revenues were down 13% to $13.64 million from $15.73 million from Q3 2016, and were below the low-end of Management's quarterly expectations as promotion and advertising revenues were off to a slower start than anticipated in the quarter. The decline in the subscriber revenues was expected and has been driven by the negotiated lower rates resulting from the Company's strategic decision to focus the majority of the TV slate on our own proprietary content. The lower than expected promotion and advertising revenue is expected to reverse throughout Q4 2017 and Fiscal 2018 as the Company has stepped up its efforts in this regard after recently getting approval from the CRTC to allow broadcast advertising for the Family Channel. Approximately 95% or $13.01 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 5% or $0.62 million of the total television revenues.

Consumer products-represented revenues (formerly M&L-represented): For Q3 2017, consumer products-represented revenues were, as expected, down $2.54 million, or 34%, to $4.88 million compared to Q3 2016 at $7.42 million, but were at the top-end of Management's previously reported quarterly expectations. Consumer products-represented revenues were driven mainly by the strength of our growing portfolio of represented brands, including Despicable Me and Minions, Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. The Q3 2016 results benefited significantly from the 2016 strength of Despicable Me and Minions brands.

Gross Margin

As previously noted herein and as a result of the adoption of the amendment to IAS 38, the Company has adjusted its definition of gross margin, the details of which are included in the “Use of Non-GAAP Financial Measures” section of this MD&A. The Company expects, amongst other potential impacts, the adoption of the amendment to IAS 38 will result in increased fluctuations in the percentage gross margins from period to period. Overall, Management expects the adoption of the amendments to IAS 38 to have a positive impact on overall gross margins. As a result of the adoption of the amendment to IAS 38, the Company will now group proprietary production, distribution (including WildBrain), consumer products-owned, and new media & other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins. The change has been applied prospectively.

Gross margin for Q3 2017 was $42.19 million, a decrease in absolute dollars of $8.32 million or 16% compared to $50.51 million for Q3 2016. The overall gross margin for Q3 2017 at 54% of revenue was within Management's previously reported quarterly expectations, albeit towards the low-end of the expected range. At 61%, proprietary content margins were near the high-end of Management's expectations and higher than previous quarters, driven by strong total distribution revenues and the absence of live tour revenues, which carry lower gross margins. As noted above, producer and service revenues for Q3 2017 were higher than anticipated as Management shifted some capacity towards the Mattel partnership properties. This resulted in a gross margin shift due to the production mix. As a result, at 15%, gross margins for producer and service fees were below the low-end of Management's expectations. Producer and service fee revenues included $4.17 million in revenues related to the production of Bob the Builder and Little People pursuant to the Company's strategic pact with Mattel. In addition to earning producer and service revenues and gross margins, these shows carry with them significant distribution and consumer products rights, which the Company expects to monetize for multiple years forward. Gross margins for DHX Television, at 61%, were well within Management's expectations, impacted by both lower external content costs and lower revenues when compared to Q3 2016. Gross margin for Q3 2017, including DHX Television, was calculated as revenues of $78.35 million, less direct production costs and expense of investment in film & television programs of $36.15 million and $nil expense of book value of acquired libraries, (Q3 2016-$84.10 million less $33.39 million and less $0.20 million, respectively).

For Q3 2017, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $26.53 million or 61%, net producer and service fee revenue margin of $2.49 million or 15%, television margin was $8.29 million or 61%, and consumer products-represented revenue margin was $4.88 million or 100%.

Operating Expenses (Income)

SG&A

SG&A costs for Q3 2017 decreased 2% to $18.82 million compared to $19.30 million for Q3 2016. SG&A includes $1.48 million (Q3 2016-$1.53 million) in non-cash share-based compensation. When adjusted, cash SG&A at $17.34 million was above the high-end of Management's previously reported quarterly expectations, driven by both increased SG&A costs at WildBrain and increased corporate development activities as Management continued to pursue acquisitions.

Adjusted EBITDA

For Q3 2017, Adjusted EBITDA was $24.85 million, down $7.88 million or 24% over $32.74 million for Q3 2016. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play children’s content company. Owner of the world’s largest independent library of children’s content, at more than 12,500 half-hours, the Company is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. As a content producer and owner of intellectual property, DHX Media delivers shows that children love, licensing its content to major broadcasters and streaming services worldwide. Through its subsidiary, WildBrain, DHX Media also operates one of the largest networks of children’s content on YouTube. The company’s robust consumer products program generates royalties from merchandise based on its much-loved children’s brands. Headquartered in Canada, DHX Media has offices in 15 cities globally, and is listed on the Toronto Stock Exchange (DHX.A and DHX.B) and the NASDAQ Global Select Market (DHXM).

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX Media including, but not limited to, statements regarding the effect of the adoption of the amendment to IAS 38 on gross margins and Adjusted EBITDA of the Company, the acquisitions of Peanuts and Strawberry Shortcake and the expected financial and other impacts associated with such acquisitions, the timing of production schedules and deliveries, expectations regarding the growth and financial performance of WildBrain, expected benefits associated with the Company’s agreement with Mattel, the performance and growth of the Teletubbies brand, expectations regarding promotion and advertising revenues derived from DHX Media’s television channels, the markets and industries in which the Company operates, including demand for and consumption of kids’ content, the business strategies and operational activities of DHX Media and its subsidiaries, and the growth and financial and operating performance of DHX Media, its subsidiaries, and investments. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include delivery and scheduling risk associated with production revenues, the Company’s ability to execute and close anticipated licensing transactions, the Company’s ability to close and effectively integrate the Peanuts and Strawberry Shortcake acquisitions, and the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor Relations:

Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.

nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Media Relations:
Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230